April 18, 2008

Mr. John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC  20549

Re:	Bemis Company, Inc.
Form 10-K for Fiscal Year Ended December 31, 2007
Filed February 29, 2008
File No. 001-05279

Dear Mr. Reynolds:

On behalf of Bemis Company, Inc., we hereby respond to the Staff’s comment letter dated April 8, 2008.  This letter contains our responses to the Staff’s comment.  The comment has been reproduced below, and our response is noted below the comment.  We will incorporate aspects of our response below in our Item 3 disclosure in future filings, as appropriate, to enhance our disclosure.

Comment

It appears that you may have omitted information required by Item 103 of Regulation S-K.  Please explain supplementally, or confirm you will provide such disclosure in future filings.

Response

Attached as Exhibit A is a revised version of our Item 3 disclosure from our Form 10-K for the year ended December 31, 2007, which incorporates the information required by Item 103 of Regulation S-K.  In future filings we will, as appropriate, include similar disclosure when describing our Legal Proceedings in our periodic reports.  In regards to our disclosure related to the lawsuits filed in state courts in California, Vermont, Nebraska and Kansas, we do not believe those lawsuits to be material and provided the information about those lawsuits only to supplement our disclosure of the lawsuits pending in the United States District Court for the Middle District of Pennsylvania that we describe in Item 3.  As such, we have not included all information that would be required by Item 103 (such as dates initiated or names of courts) related to the California, Vermont, Nebraska and Kansas lawsuits in the revised version of our Item 3 disclosure.

STATEMENT

Bemis Company, Inc. acknowledges that:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosures in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that this letter responds to the Staff’s comments.  If you have any questions, please contact the undersigned at (920) 527-5043.  Thank you for your time and consideration.

Sincerely,

BEMIS COMPANY, INC.

By	/s/ James J. Seifert
James J. Seifert,
Its Vice President and General Counsel

EXHIBIT A

ITEM 3 – LEGAL PROCEEDINGS

The Company is involved in a number of lawsuits incidental to its business, including environmental related litigation.  Although it is difficult to predict the ultimate outcome of these cases, management believes, except as discussed below, that any ultimate liability would not have a material adverse effect upon the Company’s consolidated financial condition or results of operations.

The Company is a potentially responsible party (PRP) pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980 (commonly known as “Superfund”) and similar state laws in proceedings associated with twelve sites around the United States.  These proceedings were instituted by the United States Environmental Protection Agency and certain state environmental agencies at various times beginning in 1983.  Superfund and similar state laws create liability for investigation and remediation in response to releases of hazardous substances in the environment. Under these statutes, joint and several liability may be imposed on waste generators, site owners and operators, and others regardless of fault.  Although these regulations could require the Company to remove or mitigate the effects on the environment at various sites, perform remediation work at such sites, or pay damages for loss of use and non-use values, we expect the Company’s liability in these proceedings to be limited to monetary damages. The Company expects its future liability relative to these sites to be insignificant, individually and in the aggregate.  The Company has reserved an amount that it believes to be adequate to cover its exposure.

Dixie Toga S.A., acquired by the Company on January 5, 2005, is involved in a tax dispute with the City of São Paulo, Brazil.  The City imposes a tax on the rendering of printing services.  The City has assessed this city services tax on the production and sale of printed labels and packaging products.  Dixie Toga, along with a number of other packaging companies, disagree and contend that the city services tax is not applicable to its products and that the products are subject only to the state value added tax (VAT).  Under Brazilian law, state VAT and city services tax are mutually exclusive and the same transaction can be subject to only one of those taxes.  Based on a ruling from the State of São Paulo, advice from legal counsel, and long standing business practice, Dixie Toga appealed the city services tax and instead continued to collect and pay only the state VAT.

The City of São Paulo disagreed and assessed Dixie Toga the city services tax for the years 1991-1995.  The assessments for those years are estimated to be approximately $61.9 million at the date the Company acquired Dixie Toga, translated to U.S. dollars at the 2007 year end exchange rate.  Dixie Toga challenged the assessments and ultimately litigated the issue in two annulment actions filed on November 24, 1998 and August 16, 1999 in the Lower Tax Court in the City of São Paulo.  A decision by the Lower Tax Court in the City of São Paulo in 2002 cancelled all of the assessments for 1991-1995.  The City of São Paulo, the State of São Paulo, and Dixie Toga have each appealed parts of the lower court decision.  The City continues to assert the applicability of the city services tax and has issued assessments for the subsequent years 1996-2001.  All of the assessments for the years 1996-2001 were upheld at the administrative level.  Dixie Toga has filed two annulment actions on July 16, 2007 and November 29, 2007 in the Lower Tax Court in the City of São Paulo to challenge such assessments.  Both lawsuits are pending a decision from the Lower Tax Court.  The assessments for those years for tax and penalties (exclusive of interest) are estimated to be approximately $39.4 million at the date of acquisition, translated to U.S. dollars at the 2007 year end exchange rate.  In the event of an adverse resolution, these estimated amounts for all assessments could be substantially increased for interest, monetary adjustments, and corrections.

The Company strongly disagrees with the City’s position and intends to vigorously challenge any assessments by the City of São Paulo.  The Company is unable at this time to predict the ultimate outcome of the controversy and as such has not recorded any liability related to this matter.  An adverse resolution could be material to the consolidated results of operations and/or cash flows of the period in which the matter is resolved.

On September 18, 2007, the Secretariat of Economic Law (SDE), a governmental agency in Brazil, initiated an investigation into possible anti-competitive practices in the Brazilian flexible packaging industry against a number of Brazilian companies including a Dixie Toga subsidiary.  The investigation relates to periods prior to the

Company’s acquisition of control of Dixie Toga and its subsidiaries.  Given the preliminary nature of the proceedings the Company is unable at the present time to predict the outcome of this matter.

The Company and its subsidiary, Morgan Adhesives Company, have been named as defendants in thirteen civil lawsuits related to an investigation that was initiated and subsequently closed by the U.S. Department of Justice without any further action.  Six of these lawsuits purport to represent a nationwide class of labelstock purchasers, and each alleges a conspiracy to fix prices within the self-adhesive labelstock industry.  The first of these lawsuits was filed on May 27, 2003.  In these lawsuits, the plaintiffs seek actual damages for the period of the alleged conspiracy (January 1, 1996 through July 25, 2003) trebled, plus an award of attorneys’ fees and costs.  On November 5, 2003, the Judicial Panel on MultiDistrict Litigation issued a decision consolidating all of the federal class actions for pretrial purposes in the United States District Court for the Middle District of Pennsylvania, before the Honorable Chief Judge Vanaskie.  On November 20, 2007, the Court granted plaintiffs’ motion for class certification.  On March 6, 2008, the Third Circuit Court of Appeals denied Defendant’s petition for leave to appeal the district court’s decision granting class certification.  At this time, a discovery cut-off and a trial date have not been set.  The Company has also been named in three lawsuits filed in the California Superior Court in San Francisco. These three lawsuits, which have been consolidated, seek to represent a class of all California indirect purchasers of labelstock and each alleges a conspiracy to fix prices within the self-adhesive labelstock industry.  Finally, the Company has been named in one lawsuit in Vermont, seeking to represent a class of all Vermont indirect purchasers of labelstock, one lawsuit in Nebraska seeking to represent a class of all Nebraska indirect purchasers of labelstock, one lawsuit in Kansas seeking to represent a class of all Kansas indirect purchasers of labelstock, and one lawsuit in Tennessee, seeking to represent a class of purchasers of labelstock in various jurisdictions, all alleging a conspiracy to fix prices within the self-adhesive labelstock industry.  The Company intends to vigorously defend these lawsuits.

Given the ongoing status of the class-action civil lawsuits, the Company is unable to predict the outcome of these matters although the effect could be material to the results of operations and/or cash flows of the period in which the matter is resolved.  The Company is currently not otherwise subject to any pending litigation other than routine litigation arising in the ordinary course of business, none of which is expected to have a material adverse effect on the business, results of operations, financial position, or liquidity of the Company.